Exhibit 99.1

Absolute Software Declares Quarterly Dividend

VANCOUVER, British Columbia – October 20, 2021 – Absolute Software™ (NASDAQ: ABST) (TSX: ABST) today announced that its Board of Directors has declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on November 29, 2021 to shareholders of record at the close of business on November 17, 2021.

Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

About Absolute Software

Absolute Software is a leader in next generation Endpoint Resilience™ solutions, delivering a unique security platform that unites the power of self-healing devices, applications, and network connectivity. Absolute is the only endpoint security provider embedded in more than half a billion devices that offers a permanent digital connection to see, manage, secure, and automatically heal every device, and provides deep insights into the health of devices, applications, and network connections. We empower customers with the critical capabilities required in a zero-trust world — enabling them to achieve a secure employee experience, a more effective IT department and a more secure organization in the work from anywhere era. For the latest information, visit www.absolute.com and follow us on LinkedIn or Twitter.

©2021 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, ABSOLUTE SOFTWARE, NETMOTION, and ENDPOINT RESILIENCE are trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CONTACT:

Media Relations

Becki Levine, Absolute Software

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim, MKR Group

IR@absolute.com

212-868-6760